Exhibit 99.6

NICE Actimize Augments Cloud Native X-Sight Financial Crime Platform with Sparkling
Logic’s Decision
Management Technology

Sparkling Logic’s decision management platform leverages data insights and authors business rules to define automated decisions

Hoboken, N.J., December 15, 2021 – NICE Actimize, a NICE (NASDAQ: NICE) business, announced a strategic technology partnership with Sparkling Logic, a California-based provider of decision management systems, to augment NICE Actimize’s cloud native X-Sight financial crime management platform. Sparkling Logic’s advanced decision management platform is designed to bring financial institutions rapid delivery of NICE Actimize’s domain expertise with powerful self-service decision management capabilities.

Sparkling Logic’s platform automates decisions dealing with risk and compliance, reducing the time it takes to adjust to new insights gained from a range of data and market changes. The cloud-based decision management platform leverages data insights and authors business rules to define automated decisions using industry-leading and patented approaches.

Powered by the security of the cloud, NICE Actimize’s X-Sight AI-driven platform manages and scales analytics and addresses complex demands for flexibility and extensibility at scale. X-Sight also introduces unlimited data from any source, extensive analytics, and intelligent automation.

When integrated with NICE Actimize’s platform, Sparkling Logic’s innovative decision management technology will support financial institution customers by making more rapid decisions on financial crime strategies and providing the ability to view the overall impact across all NICE Actimize analytics. This capability allows X-Sight customers to make more informed decisions while maximizing financial crime coverage and controlling costs.

“Growing data volume and business complexity require a faster response to escalating problems such as fraud, regulatory compliance, personalized account management, collection, and recovery," said Carole-Ann Berlioz, Co-Founder and Chief Product Officer, Sparkling Logic. “Our decision management technology will further enhance NICE Actimize’s powerful X-Sight platform by empowering business decisions with greater agility, visibility, and intelligence."

“This technology partnership delivers our X-Sight customers more rapid development and deployment of financial crime management strategies across the broader NICE Actimize analytics ecosystem,” said Craig Costigan, CEO, NICE Actimize. “We look forward to incorporating the power of Sparkling Logic’s innovations in decision management into our advanced financial crime platforms.”

About Sparkling Logic
Sparkling Logic Inc. is a California-based company leading technology innovation in decision management. Sparkling Logic's SMARTS™ decision management is a business rules and analytics technology that empowers business and data analysts to discover, test, simulate, deploy and continuously improve data-informed business decisions that drive daily business operations in applications and systems. Find us at www.sparklinglogic.com, @sparklinglogic.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors' assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.